Condensed Consolidated Interim Financial Statements (Expressed in U.S. dollars) BALLARD POWER SYSTEMS INC. Three and six months ended June 30, 2016 and 2015

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Financial Position
Unaudited (Expressed in thousands of U.S. dollars)

		June 30,	December 31,
	Note	2016	2015
Assets

Current assets:
Cash and cash equivalents		$41,302	$40,049
Trade and other receivables		18,075	25,484
Inventories	5	20,864	20,369
Prepaid expenses and other current assets		2,243	1,672
Total current assets		82,484	87,574

Non-current assets:
Property, plant and equipment		16,043	16,725
Intangible assets	6	15,424	16,329
Goodwill		40,562	40,562
Other long-term assets		158	141
Total assets		$154,671	$161,331

Liabilities and Equity

Current liabilities:
Trade and other payables	7	$16,358	$17,220
Deferred revenue and other recoveries		13,523	6,085
Provisions	8	6,624	5,368
Finance lease liability	9	642	1,011
Debt to Dantherm Power A/S non-controlling interest		-	504
Total current liabilities		37,147	30,188

Non-current liabilities:
Finance lease liability	9	6,987	6,723
Deferred gain on finance lease	9	3,606	3,829
Provisions	8	3,962	3,646
Debt to Dantherm Power A/S non-controlling interest		530	-
Employee future benefits		5,330	5,331
Total liabilities		57,562	49,717

Equity:
Share capital	10	948,327	948,213
Contributed surplus	10	295,266	293,332
Accumulated deficit		(1,143,459)	(1,127,655)
Foreign currency reserve		481	567
Total equity attributable to equity holders		100,615	114,457
Dantherm Power A/S non-controlling interest		(3,506)	(2,843)
Total equity		97,109	111,614
Total liabilities and equity		$154,671	$161,331

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Doug Hayhurst”	“Ian Bourne”
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Loss and Other Comprehensive Loss
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

		Three months ended June 30,		Six months ended June 30,
	Note	2016	2015	2016	2015
Revenues:
Product and service revenues		$17,647	$11,177	$33,951	$20,440
Cost of product and service revenues		12,525	10,086	25,547	18,332
Gross margin		5,122	1,091	8,404	2,108

Operating expenses:
Research and product development		5,241	3,871	10,643	8,723
General and administrative		2,642	2,578	6,152	5,224
Sales and marketing		1,911	1,992	3,977	3,749
Other expense (income)	12	270	295	2,307	(724)
Total operating expenses		10,064	8,736	23,079	16,972

Results from operating activities		(4,942)	(7,645)	(14,675)	(14,864)
Finance income (loss) and other	13	(541)	197	146	111
Finance expense	13	(179)	(206)	(350)	(404)
Net finance expense		(720)	(9)	(204)	(293)
Gain (loss) on sale of assets	14	(367)	-	(367)	1
Gain on sale of intellectual property	6	-	-	-	14,195
(Impairment charges)/reversal on intangible assets and
property, plant and equipment	15	24	-	(1,151)	-
Loss before income taxes		(6,005)	(7,654)	(16,397)	(961)
Income tax expense		-	(8)	(3)	(11)
Net loss for period		(6,005)	(7,662)	(16,400)	(972)

Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences		185	(207)	(153)	381
Total comprehensive loss for period		$(5,820)	$(7,869)	$(16,553)	$(591)

Net loss attributable to:
Ballard Power Systems Inc.		$(5,810)	$(7,342)	$(15,804)	$(325)
Dantherm Power A/S non-controlling interest		(195)	(320)	(596)	(647)
Net loss for period		$(6,005)	$(7,662)	$(16,400)	$(972)

Total comprehensive loss attributable to:
Ballard Power Systems Inc.		$(5,706)	$(7,449)	$(15,890)	$(130)
Dantherm Power A/S non-controlling interest		(114)	(420)	(663)	(461)
Total comprehensive loss for period		$(5,820)	$(7,869)	$(16,553)	$(591)

Basic and diluted loss per share attributable
to Ballard Power Systems Inc.
Loss per share for the period		$(0.04)	(0.06)	$(0.10)	$(0.00)

Weighted average number of common shares outstanding		156,889,266	132,595,358	156,870,625	132,436,558

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Changes in Equity
Unaudited (Expressed in thousands of U.S. dollars except number of shares)

						Dantherm
	Ballard Power Systems Inc. Equity					Power A/S
					Foreign	Non-
	Number of	Share	Contributed	Accumulated	currency	controlling	Total
	shares	capital	surplus	deficit	reserve	interests	equity
Balance, December 31, 2015	156,837,187	$948,213	$293,332	$(1,127,655)	$567	$(2,843)	$111,614
Net profit (loss)	-	-	-	(15,804)	-	(596)	(16,400)
RSUs redeemed (note 10)	13,713	44	(61)	-	-	-	(17)
Options exercised (net) (note 10)	39,199	70	(35)	-	-	-	35
Share distribution plan	-	-	2,030	-	-	-	2,030
Other comprehensive income:
Foreign currency translation for	-	-	-	-	(86)	(67)	(153)
foreign operations
Balance, June 30, 2016	156,890,099	$948,327	$295,266	$(1,143,459)	$481	$(3,506)	$97,109

						Dantherm
	Ballard Power Systems Inc. Equity					Power A/S
					Foreign	Non-
	Number of	Share	Contributed	Accumulated	currency	controlling	Total
	shares	capital	surplus	deficit	reserve	interests	equity
Balance, December 31, 2014	132,104,116	$914,786	$288,533	$(1,121,671)	$280	$(2,694)	$79,234
Net loss	-	-	-	(325)	-	(647)	(972)
Warrants exercised (note 10)	125,000	168	-	-	-	-	168
DSUs redeemed (note 10)	83,619	354	(520)	-	-	-	(166)
RSUs redeemed (note 10)	32,636	61	(115)	-	-	-	(54)
Options exercised (note 10)	268,225	543	(209)	-	-	-	334
Share distribution plan	-	-	1,701	-	-	-	1,701
Dantherm Power NCI adjustment for	-	-	-	(337)	-	337	-
cancellation of Azure shares (note 17)
Other comprehensive income:
Foreign currency translation for	-	-	-	-	196	185	381
foreign operations
Balance, June 30, 2015	132,613,596	$915,912	$289,390	$(1,122,333)	$476	$(2,819)	$80,626

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

		Six months ended June 30,
	Note	2016	2015
Cash provided by (used for):

Operating activities:
Net loss for the period		$(16,400)	$(972)
Adjustments for:
Share based compensation		1,652	1,944
Employee future benefits		135	141
Employee future benefits plan contributions		(135)	(180)
Depreciation and amortization		2,258	2,055
(Gain)/loss on decommissioning liabilities		315	(255)
(Gain)/loss on sale of assets	14	367	(1)
Gain on sale of intellectual property	6	-	(14,195)
Impairment charges on intangible assets and property, plant
and equipment	15	1,151
Impairment loss on trade receivables		-	236
Unrealized gain on forward contracts	13	(468)	(54)
		(11,125)	(11,281)
Changes in non-cash working capital:
Trade and other receivables		(3,811)	2,846
Inventories		(5,099)	(3,923)
Prepaid expenses and other current assets		(588)	(1,211)
Trade and other payables		2,759	(1,244)
Deferred revenue		7,436	6,279
Warranty provision		(977)	(2,131)
		(280)	616
Cash used in operating activities		(11,405)	(10,665)

Investing activities:
Additions to property, plant and equipment		(1,365)	(1,328)
Net proceeds on sale of property, plant and equipment and other		3,005	1
Additions to intangible assets	6	(703)	(185)
Net proceeds on sale of intangible assets	6	9,244	29,475
Cash provided by investing activities		10,181	27,963

Financing activities:
Non-dilutive equity financing	11	3,347	-
Net payment of finance lease liabilities	9	(738)	(462)
Net proceeds on issuance of share capital from stock option exercises	10	35	334
Net proceeds on issuance of share capital from warrant exercises	10	-	168
Cash provided by financing activities		2,644	40

Effect of exchange rate fluctuations on cash and cash equivalents held		(167)	219

Increase in cash and cash equivalents		1,253	17,557
Cash and cash equivalents, beginning of period		40,049	23,671
Cash and cash equivalents, end of period		$41,302	$41,228

Supplemental disclosure of cash flow information (note 18).
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2016 and 2015
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

1.	Reporting entity:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on the power products markets of Heavy-Duty Motive (consisting of bus and tram applications), Portable Power, Material Handling and Backup Power, as well as the delivery of Technology Solutions including engineering services and the license and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The condensed consolidated interim financial statements of the Corporation as at and for the three and six month periods ended June 30, 2016 comprise the Corporation and its subsidiaries.

2.	Basis of preparation:

(a)	Statement of compliance:

These condensed consolidated interim financial statements of the Corporation have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), on a basis consistent with those followed in the most recent annual consolidated financial statements and therefore should be read in conjunction with the December 31, 2015 audited consolidated financial statements and the notes thereto.

The condensed consolidated interim financial statements were authorized for issue by the Audit Committee of the Board of Directors on July 26, 2016.

(b)	Basis of measurement:

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

●	Financial instruments classified as fair value through profit or loss and available-for-sale are measured at fair value;
●	Derivative financial instruments are measured at fair value; and
●	Employee future benefits liability is recognized as the net of the present value of the defined benefit obligation, less the fair value of plan assets.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2016 and 2015
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

2.	Basis of preparation (cont’d):

(c)	Functional and presentation currency:

These condensed consolidated interim financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.

(d)	Use of estimates:

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas having estimation uncertainty include revenue recognition, asset impairment, warranty provision, inventory provision, employee future benefits, and income taxes. These estimates and judgments are discussed further in note 4.

(e)	Future operations:

The Corporation is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the Corporation’s ability to continue as a going concern into the foreseeable future. The Corporation has forecast its cash flows for the foreseeable future and despite the ongoing volatility and uncertainties inherent in the business, the Corporation believes it has adequate liquidity in cash and working capital to finance its operations. The Corporation’s ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable. There are various risks and uncertainties affecting the Corporation including, but not limited to, the market acceptance and rate of commercialization of the Corporation’s products, the ability of the Corporation to successfully execute its business plan, and general global economic conditions, certain of which are beyond the Corporation’s control.

The Corporation’s strategy to mitigate these risks and uncertainties is to execute a business plan aimed at continued focus on revenue growth, improving overall gross margins, and managing operating expenses and working capital requirements. Failure to implement this plan could have a material adverse effect on the Corporation’s financial condition and or results of operations.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2016 and 2015
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

3.	Significant accounting policies:

The accounting policies in these condensed consolidated interim financial statements are the same as those applied in the Corporation’s consolidated financial statements as at and for the year ended December 31, 2015.

4.	Critical judgments in applying accounting policies and key sources of estimation uncertainty:

Critical judgments in applying accounting policies:

Critical judgments that management has made in the process of applying the Corporation’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements are limited to management’s assessment of the Corporation’s ability to continue as a going concern (note 2(e)).

The Corporation’s significant accounting policies are detailed in note 4 of the Corporation’s consolidated financial statements for the year ended December 31, 2015.

Key sources of estimation uncertainty:

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next fiscal year.

(a)	Revenue recognition:

On long-term fixed price contracts, revenues are recorded on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

●

The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

●

The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of the Corporation’s attainment on achieving certain defined contractual milestones. Management’s estimation is required in determining the probability that the revenue will be received and in determining the measurement of that amount.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2016 and 2015
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

4.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

(a)	Revenue recognition (cont’d):

●

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with management’s assessment of the progress achieved against milestones, or that our estimates of the work required to complete a contract may change. The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. If the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

(b)	Asset impairment:

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. The allocation of goodwill to cash-generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period.

These changes may result in future impairments. For example, the revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in the value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if the market capitalization decreased due to a decline in the trading price of the Corporation’s common stock.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2016 and 2015
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

4.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

(c)	Warranty provision:

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.

(d)	Inventory provision:

In determining the lower of cost and net realizable value of inventory and in establishing the appropriate provision for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made.

If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

(e)	Impairment loss (recoveries) on trade receivables:

Trade and other receivables are recognized initially at fair value and subsequently at amortized cost using the effective interest method, less any impairment losses. Fair value is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. In determining the fair value of trade and other receivables and establishing the appropriate provision for doubtful accounts, management performs regular reviews to estimate the likelihood that trade and other receivables will ultimately be collected in a timely manner. Where management determines that customer collectability issues have occurred and will have a negative impact on the value of trade and other receivables, appropriate provisions are made. If there is a subsequent recovery in the value of trade and other receivables, reversals of previous write-downs to fair value are made. Unforeseen changes in these factors could result in additional impairment provisions, or reversals of previous impairment provisions, being required.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2016 and 2015
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

4.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

(f)	Employee future benefits:

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

(g)	Income taxes:

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Management reviews the deferred income tax assets at each reporting period and records adjustments to the extent that it is no longer probable that the related tax benefit will be realized.

5.	Inventories:

During the three and six months ended June 30, 2016, the write-down of inventories to net realizable value amounted to $81,000 and $179,000 (2015 - $nil and $232,000), respectively. Reversals of previously recorded write-downs amounting to $nil and $147,000 (2015 - $203,000 and $203,000) were recorded during the three and six months ended June 30, 2016, respectively. Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending on the nature of inventory.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2016 and 2015
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

6.	Intangible assets:

		June 30,	December 31,
		2016	2015
Intellectual property acquired from UTC		$2,535	$2,757
Intellectual property acquired from Idatech, LLC		-	914
Intellectual property acquired from H2 Logic A/S		258	301
Intellectual property acquired from Protonex		10,650	10,975
Internally generated intangible assets		1,981	1,382
		$15,424	$16,329

		Accumulated	Net carrying
	Cost	amortization	amount
At January 1, 2016	$62,068	$45,739	$16,329
Additions to & acquisition of intangible assets	703	-	703
Amortization expense	-	838	(838)
Impairment (note 15)	-	770	(770)
At June 30, 2016	$62,771	$47,347	$15,424

Amortization expense on intangible assets is allocated to research and product development expense. For the three and six months ended June 30, 2016, amortization expense of $358,000 and $838,000 (2015 - $309,000 and 734,000), respectively was recorded. During the six months ended June 30, 2016, impairment charges of $770,000 were recorded.

Sale of Intellectual Property to Volkswagen

On February 11, 2015, the Corporation entered into a transaction (“Volkswagen IP Agreement”) with Volkswagen Group (“Volkswagen”) to transfer to Volkswagen in two separate transactions the automotive-related portion of the UTC Portfolio, in exchange for total payments of $50,000,000:

(i)

On the closing of the initial transaction on February 23, 2015, the Corporation transferred ownership of the automotive-related patents and patent applications of United Technologies Corporation (the “UTC Portfolio”) in exchange for $40,000,000. This receipt triggered a 25%, or $10,000,000, license fee payment to UTC. Although ownership of the patents and patent applications was transferred to Volkswagen, the Corporation received a royalty-free back-license to all the transferred patents and patent applications for use in all of the Corporation’s non-automotive applications, in bus applications, and in certain limited pre-commercial automotive applications.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2016 and 2015
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

6.	Intangible assets (cont’d):

(ii)

On December 2, 2015, the Corporation sold a copy of the automotive-related know-how of the UTC Portfolio for consideration receivable of $10,000,000 which was collected in the three months ended March 31, 2016. This receipt triggered a 9%, or $900,000 license fee payment to UTC in 2016. On the closing of the sale of a copy of the know-how, the Corporation retained full ownership of the know-how, including the right to sell additional copies of the know-how to third parties as well as retaining the right to use the know-how in all of the Corporation’s applications.

On the closing of the sale of the automotive-related patents and patent applications of the UTC Portfolio on February 23, 2015, the Corporation recognized a gain on sale of intellectual property of $14,195,000 on net proceeds received of $29,475,000.

Gross proceeds	$40,000
Less: License fee	(10,000)
Disposition costs	(525)
Net proceeds received in the first three months of 2015	29,475
Less: Net book value of disposed intellectual property	(15,280)
Gain on sale of intellectual property in the first three months of 2015	$14,195

On the closing of the sale of a copy of the automotive-related know-how on December 2, 2015, the Corporation recognized a gain on sale of intellectual property of $5,424,000 on net proceeds receivable of $9,244,000. The net proceeds on sale of $9,244,000 were collected during the three months ended March 31, 2016.

Gross proceeds	$10,000
Less: License fee	(900)
Disposition recovery (costs)	144
Net proceeds received in the first three months of 2016	9,244
Less: Net book value of disposed intellectual property	(3,820)
Gain on sale of intellectual property in the last three months of 2015	$5,424

The net book value of disposed intellectual property related to the two transactions of $19,100,000 represents the decline in value of the underlying UTC intellectual property assets as Ballard is no longer able to effectively monetize the automotive intellectual property assets through future intellectual property licensing and royalty transactions.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2016 and 2015
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

6.	Intangible assets (cont’d):

After the conclusion of the Volkswagen Agreement, the net carrying amount of the remaining intangible assets of the UTC Portfolio of $2,535,000 as of June 30, 2016 consists of certain stationary related fuel cell intellectual property assets and the royalty-free back-license from Volkswagen to utilize the entire UTC Portfolio in the Corporation’s bus and non-automotive applications and in certain limited pre-commercial purposes for automotive applications. The estimated useful life of the remaining UTC Portfolio has been reassessed from approximately fourteen years to seven years, and is being amortized over seven years from the date of the Volkswagen IP Agreement.

Internally Generated Intangible Assets

In 2015, the Corporation commenced development of two new configurations of its fuel cell module for heavy-duty motive applications. The two new product configurations are expected to deliver net power of 30kW and 60kW, respectively, in addition to ongoing development of its 90kW application. The Corporation has assessed its development expenditure on these product configurations to be internally generated intangible assets. During the six months ended June 30, 2016, total development expenditures of $703,000 (2015 - $1,395,000) have been capitalized at cost. The estimated useful life has been assessed as five years. During the six months ended June 30, 2016, amortization of $104,000 (2015 - $13,000) was recorded on these assets.

7.	Trade and other payables:

		June 30,	December 31,
		2016	2015
	Trade accounts payable	$10,810	$9,030
	Compensation payable	3,703	4,137
	Other liabilities	1,615	3,641
	Taxes payable	230	412
		$16,358	$17,220

8.	Provisions:

		June 30,	December 31,
		2016	2015
	Restructuring charges (note 12)	$2,239	$7
	Warranty	4,385	5,361
	Current	$6,624	$5,368

	Non-current decommissioning liabilities	$3,962	$3,646

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2016 and 2015
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

9.	Finance lease liability:

The Corporation has a CDN $1,830,770 capital leasing facility (“Leasing Facility”) which can be utilized to finance the acquisition and lease of operating equipment. Interest is charged on outstanding amounts at the bank’s prime rate per annum and is repayable on demand by the bank in the event of certain conditions. The Corporation leases certain assets under finance lease agreements, which have imputed interest rates ranging from 3.00% to 7.35% per annum and expire between June 2016 and February 2025. At June 30, 2016, $72,000 (December 31, 2015 – $510,000) was outstanding on the Leasing Facility which is included in the finance lease liability. The remaining $7,557,000 (December 31, 2015 - $7,224,000) finance lease liability relates to the lease of the Corporation’s head office building and miscellaneous other equipment.

Deferred gains were also recorded on closing of the finance lease agreements and are amortized over the finance lease term. At June 30, 2016, the outstanding deferred gain was $3,606,000 (December 31, 2015 - $3,829,000).

10.	Equity:

(a)	Share capital:

At June 30, 2016, 156,890,099 common shares were issued and outstanding.

(b)	Share purchase warrants:

During the three and six months ended June 30, 2016, nil (2015 – nil and 125,000) warrants were exercised.

	Exercise price of	Exercise price of	Total
Warrants Outstanding	$1.50	$2.00	Warrants
At December 31, 2015	122,563	1,675,000	1,797,563
Warrants exercised	-	-	-
At June 30, 2016	122,563	1,675,000	1,797,563

At June 30, 2016, 1,797,563 share purchase warrants were issued and outstanding.

(c)	Share options:

During the three and six months ended June 30, 2016, 8,334 and 47,501 (2015 – 47,168 and 268,225) options were exercised for proceeds of $10,000 and $48,000 (2015 - $53,000 and $334,000), respectively. During the three months ended June 30, 2016 there was a cancellation of 8,302 shares which has been netted against the option exercises.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2016 and 2015
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

10.	Equity (cont’d):

(c)	Share options (cont’d):

During the three and six months ended June 30, 2016, options to purchase nil and 1,273,315 (2015 – nil and 1,931,135) common shares were granted with a weighted average fair value of nil and $0.75 (2015 – $nil and $1.33). The granted options vest annually over three years.

The fair values of the options granted during the period were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	Six months ended
	June 30,
	2016	2015
Expected life	4 years	4 years
Expected dividends	Nil	Nil
Expected volatility	77%	77%
Risk-free interest rate	1%	1%

As at June 30, 2016 and 2015, options to purchase 5,973,818 and 5,508,252 common shares, respectively, were outstanding. During the three and six months ended June 30, 2016, compensation expense of $403,000 and $904,000 (2015 - $547,000 and $997,000) was recorded in net income, respectively, based on the grant date fair value of the awards recognized over the vesting period.

(e)	Deferred share units:

As at June 30, 2016 and 2015, 1,321,606 and 821,565 deferred share units (“DSUs”), respectively, were outstanding. During the three and six months ended June 30, 2016, 67,846 and 403,981 DSUs were issued, respectively.

During the three and six months ended June 30, 2016, $82,000 and $167,000 of compensation expense was recorded in net income relating to 67,846 and 131,817 DSUs granted during the period, respectively. For the remaining 272,164 DSUs granted during the six month period, estimated compensation expense of $394,000 was recorded in net income in 2015.

During the three and six months ended June 30, 2015, $184,000 and $377,000 of compensation expense was recorded in net income, of which $67,000 and $134,000 related to DSUs granted during the respective periods. The remaining $117,000 and $243,000 related to compensation expense expected to be earned for DSUs not yet issued.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2016 and 2015
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

10.	Equity (cont’d):

(f)	Restricted share units:

As at June 30, 2016 and 2015, 1,572,740 and 1,756,383 restricted share units (“RSUs”), respectively, were outstanding. During the three and six months ended June 30, 2016, nil and 767,923 (2015 – nil and 841,295) RSUs were issued and compensation expense of $294,000 and $589,000 (2015 - $453,000 and $570,000) was recorded in net income. Each RSU is convertible into one common share. The RSUs vest after a specific number of years from date of issuance and, under certain circumstances, are contingent on achieving specific performance criteria.

11.	Non-dilutive equity financing:

In 2015, an agreement was reached and the Corporation signed mutual releases with Superior Plus Income Fund (“Superior Plus”) as to the full and final amount payable to the Corporation under the indemnification agreement (“the Indemnity Agreement”), originally signed in 2008, and received additional cash proceeds of $3,347,000 in February 2016. The cash proceeds receivable were recorded as a credit to shareholders’ equity as of December 31, 2015 consistent with the accounting for the original transaction in 2008. The cash proceeds collected in February 2016 are presented as a non-dilutive financing in the 2016 statement of cash flows.

12.	Other expense (income):

	Three months ended		Six months ended
		June 30,		June 30,
	2016	2015	2016	2015
Net impairment loss (recovery) on trade receivables	$(64)	$8	$(251)	$(1,011)
Acquisition costs	21	300	43	300
Restructuring costs	313	(13)	2,515	(13)
	$270	$295	$2,307	$(724)

During the three months ended June 30, 2016, the Corporation recognized an additional recovery of impairment losses on trade receivables of $64,000.

During the six months ended June 30, 2015, the Corporation recognized a net recovery of previously recognized impairment losses on trade receivables of $1,011,000, consisting of recoveries of $1,296,000 of previously recorded impairment losses on trade receivables, partially offset by impairment charges of $285,000 recorded during the period.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2016 and 2015
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

12.	Other expense (income) (cont’d):

Restructuring charges of $2,202,000 were incurred during the three months ended March 31, 2016 relate to cost reduction initiatives that included the elimination of approximately 50 positions including the elimination of three executive level positions. These cost reduction initiatives were primarily focused on reducing the operating cost base associated with methanol Telecom Backup Power activities as the Corporation continued to review strategic alternatives for these assets prior to the transaction with Chung-Hsin Electric & Machinery Manufacturing Corporation (“CHEM”) (see note 14). Restructuring charges of $313,000 for the three months ended June 30, 2016 relate primarily to estimated costs associated with the expected closure of the contract manufacturing facility in Tijuana, Mexico.

Acquisition costs of $300,000 were incurred in 2015 related to the acquisition of Protonex Technology Corporation (“Protonex”). A further $43,000 was incurred during the six months ended June 30, 2016 related to the integration of Protonex.

13.	Finance income and expense:

	Three months ended		Six months ended
		June 30,		June 30,
	2016	2015	2016	2015
Employee future benefit plan expense	$(72)	$(72)	$(144)	$(144)
Investment and other income (expense)	(33)	29	-	62
Employee future benefit plan administration costs	-	(18)	(5)	(18)
Unrealized gain (loss) on forward foreign exchange
contracts	(125)	-	468	-
Foreign exchange gain (loss)	(311)	258	(173)	211
Finance income (loss) and other	$(541)	$197	$146	$111

Finance expense	$(179)	$(206)	$(350)	$(404)

14.	Loss on sale of assets:

During the three months ended June 30, 2016, the Corporation completed the sale of certain of its methanol Telecom Backup Power business assets to Chung-Hsin Electric & Machinery Manufacturing Corporation (“CHEM”), a Taiwanese power equipment company, for a purchase price of up to $6,100,000 of which $3,0000,000 was received on closing. The remaining potential purchase price of up to $3,100,000 consists of an earn-out arising from sales of methanol Telecom Backup Power systems by CHEM during the 18-month earn-out period to November 2017 derived from the sales pipeline transferred to CHEM on closing.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2016 and 2015
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

14.	Loss on sale of assets (cont’d):

During the three months ended June 30, 2016, the Corporation recorded a loss on sale of assets of $372,000 after estimating the fair value of the remaining potential purchase price of up to $3,100,000 to approximate $1,838,000. The final gain (loss) on sale arising from the CHEM transaction is therefore subject to change depending upon the final earn-out amount actually received by the Corporation through November 2017. On the closing of this transaction, CHEM received assets related to the methanol Telecom Backup Power line of the business including intellectual property rights and physical assets such as inventory and related product brands.

Cash proceeds received	$3,000
Proceeds receivable (fair value of earn-out payments)	1,838
Total proceeds	4,838
Less: Disposition costs	(143)
Net proceeds	4,695
Less: Net book value of disposed assets	(5,067)
Loss on sale of assets	$(372)

Various miscellaneous disposals also occurred during the three months ended June 30, 2016, resulting in a gain on sale of property, plant, and equipment of $5,000.

15.	Impairment charges on intangible assets and property, plant and equipment:

During the six months ended June 30, 2016, the Corporation recorded total impairment losses of $1,151,000, consisting of a $770,000 impairment charge on intangible assets and a $381,000 impairment charge on property, plant and equipment as the Corporation wrote-off certain methanol Telecom Backup Power assets to their estimated net realizable value of $nil. The impairment charges were incurred during the three months ended March 31, 2016 while the Corporation was reviewing strategic alternatives for the Corporation’s methanol Telecom Backup Power assets prior to concluding the transaction with CHEM (see note 14) during the three months ended June 30, 2016.

16.	Related party transactions:

Related parties include shareholders with a significant ownership interest in either the Corporation or Dantherm Power, together with their subsidiaries and affiliates. The revenue and costs recognized from transactions with such parties reflect the prices and terms of sales and purchase transactions with related parties, which are in accordance with normal trade practices. Transactions between the Corporation and its subsidiaries are eliminated on consolidation.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2016 and 2015
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

16.	Related party transactions (cont’d):

	June 30,	December 31,
Balances with related parties:	2016	2015
Trade payables	$17	$24
Interest payable	$87	$69
Revolving credit facility	$444	$433

	Three months ended		Six months ended
	June 30,		June 30,
Transactions during the period with related parties:	2016	2015	2016	2015
Purchases	$20	$29	$36	$90
Finance expense	$8	$7	$16	$15

17.	Dantherm Power A/S:

In June 2015, the Corporation agreed to a mutual release with Azure (“Azure Mutual Release Agreement”) whereby each party mutually released and forever discharged each other from any and all liability arising from the prior year’s licensing agreements. Pursuant to the Azure Mutual Release Agreement, Azure returned its 10% ownership position in Dantherm Power to Dantherm Power for $nil proceeds, upon which the shares were cancelled by Dantherm Power on June 17, 2015. Following the Azure Mutual Release Agreement, Ballard’s controlling ownership position in Dantherm Power was increased from 52% to 57%.

18.	Supplemental disclosure of cash flow information:

	Six months ended June 30,
Non-cash financing and investing activities:	2016	2015
Earn-out receivable on sale of assets	$1,838	$-

19.	Operating segments:

The Corporation operates in a single segment, Fuel Cell Products and Services, which consists of the sale and service of fuel cell products for a variety of applications, focusing on the power product markets of Heavy Duty Motive (consisting of bus and tram applications), Portable Power, Material Handling and Backup Power, as well as the delivery of Technology Solutions including engineering services and the licensing and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2016 and 2015
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

20.	Subsequent event:

On July 26, 2016, the Corporation announced the signing of a strategic collaboration framework agreement with Zhongshan Broad-Ocean Motor Co., Ltd. (“Broad-Ocean”) that includes a $28,304,317 equity investment in Ballard by Broad Ocean. The investment will be made through a subscription and purchase of 17,250,000 Ballard common shares issued from treasury at a price per share of $1.64. The equity investment is expected to close in the third quarter of 2016. Broad-Ocean is a leading global manufacturer of motors that power small and specialized electric machinery for electric vehicles, including buses, commercial vehicles and passenger vehicles. Broad Ocean produces more than 50 million motors annually for customers on five continents.